FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

CIN-L65190GJ1994PLC021012

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Sub: Company Update

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

We have sent the following information to our domestic stock exchanges:

ICICI Bank’s subsidiary company, ICICI Prudential Life Insurance Company Limited, has filed a draft red herring prospectus with the Securities and Exchange Board of India for a public offer of up to 181,341,058 equity shares of ICICI Prudential Life Insurance Company Limited, representing approximately 12.65% of its equity share capital, for cash, through an offer for sale by ICICI Bank. The offer includes a proposed reservation of up to 18,134,105 equity shares (10.0% of the offer) for individual and Hindu Undivided Family (“HUF”) shareholders of ICICI Bank.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 18, 2016	By:	/s/ P. Sanker
			Name :	P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary